Filed by Magma Design Automation, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Magma Design Automation, Inc.

Commission File: 000-33213

Magma Announces Filing of Registration Statement on Form S-4 in Anticipation of Exchange Offer

for Its Outstanding 2.0% Convertible Senior Notes Due 2010

SAN JOSE, Calif., May 22, 2009 — Magma® Design Automation, Inc. (Nasdaq: LAVA) today announced it has filed a registration statement on Form S-4 in anticipation of its intention to undertake an offer to exchange all of its outstanding 2.0% Convertible Senior Notes due May 15, 2010 (the “existing notes”) for up to an aggregate principal amount of $44,945,000 of its 8.0% Convertible Senior Notes due 2014 (the “exchange notes”). The purpose of the exchange offer is to replace the existing notes due in 2010 with exchange notes that mature in 2014 to improve Magma’s liquidity and financial condition.

Magma’s board of directors is not making any recommendation to holders of existing notes as to whether they should tender any outstanding existing notes pursuant to the proposed exchange offer. A registration statement relating to the exchange offer of the existing notes for the exchange notes has been filed with the Securities and Exchange Commission (“SEC”) but has not yet become effective. The exchange notes may not be issued in exchange for the existing notes prior to the time the registration statement becomes effective. Magma anticipates commencing the exchange offer after receiving notification from the SEC with respect to the scope, if any, of the SEC’s proposed review of the exchange offer materials. Upon commencement of the exchange offer, Magma will provide information as to whom holders may contact to obtain copies of the prospectus for the exchange offer and related documents.

The exchange offer described in this press release has not commenced. At the time the exchange offer begins, if at all, details of the exchange offer will be provided in a prospectus for the exchange offer and related documents filed with the Securities and Exchange Commission as exhibits to the related Schedule TO for the exchange offer. Holders of the existing notes are advised to read these materials when made available because they contain important information. Holders of the existing notes may obtain documents Magma files with the Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any exchange notes or shares of Magma’s common stock issuable upon conversion of the exchange notes. The exchange offer will not be made to, and Magma will not accept tenders for exchange from, holders of existing notes in any jurisdiction in which the exchange offer or the acceptance of such offer would not be in compliance with the securities or blue sky laws of that jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements about Magma’s anticipated exchange offer and are subject to risks and uncertainties that could cause actual results to differ materially from Magma’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the risk that the company does not commence or complete the exchange offer, as a result of a change in capital and debt market conditions, changes in the price of Magma’s common stock, unwillingness of the note holders to exchange their existing notes for exchange notes having the terms proposed and delays due to the SEC review process. Further discussion of these and other potential risk factors may be found in Magma’s public filings with the Securities and Exchange Commission (www.sec.gov), including its Form 10-Q for the fiscal quarter ended February 1, 2009. Except as otherwise required by applicable law, Magma undertakes no obligation to update these forward-looking statements, which speak only as of the date hereof.

About Magma Design Automation

Magma’s software for designing integrated circuits (ICs) is used to create complex, high-performance chips required in cellular telephones, electronic games, WiFi, MP3 players, DVD/digital video, networking, automotive electronics and other electronic applications. Magma’s EDA software for IC implementation, analysis, physical verification, circuit simulation and characterization is recognized as embodying the best in semiconductor technology, enabling the world’s top chip companies to “Design Ahead of the Curve”™ while reducing design time and costs. Magma is headquartered in San Jose, Calif., with offices around the world. Magma’s stock trades on Nasdaq under the ticker symbol LAVA.

Magma is a registered trademark and “Design Ahead of the Curve” is a trademark of Magma Design Automation, Inc.

CONTACTS: Magma Design Automation Inc. Press Relations Monica Marmie Director, Marketing Communications (408) 565-7689 mmarmie@magma-da.com	Investor Relations Milan G. Lazich Vice President, Corporate Marketing (408) 565-7706 milan.lazich@magma-da.com